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                                                                  EXHIBIT 99.I-1

                       SECURITIES AND EXCHANGE COMMISSION

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                           (Release No. 35-__________)

                                  FILING UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         DTE Energy Company ("DTE"), 2000 2nd Avenue, Detroit, MI 48226-1279, a Michigan corporation which is a holding company exempt from the registration requirements of the Act under section 3(a)(1) of the Act pursuant to Rule 2, has filed an Application/Declaration on Form U-1 under sections 9(a)(2), 10 and 3(a)(1) of the Act.

         Pursuant to the terms of an Agreement and Plan of Merger dated as of October 4, 1999, and as amended on November 12, 1999 (the "Merger Agreement"), by and among DTE, DTE Enterprises, Inc., a Michigan corporation and a wholly-owned subsidiary of DTE ("Merger Sub"), and MCN Energy Group Inc. ("MCN"), a Michigan corporation which is a holding company exempt from the registration requirements of the Act under section 3(a)(1) of the Act pursuant to Rule 2, DTE proposes that MCN be merged into Merger Sub with Merger Sub surviving as a wholly-owned subsidiary of DTE (the "Merger"). As a result of the Merger, DTE will be a public-utility holding company as defined in section 2(a)(7) of the Act with four public utility subsidiaries, The Detroit Edison Company ("Detroit Edison"), which is a wholly-owned subsidiary of DTE, Michigan Consolidated Gas Company ("MichCon") and Citizens Gas Fuel Company ("Citizens"), which are currently wholly-owned subsidiaries of MCN, and Southern Missouri Gas Company, L.P. ("SMGC"), in which MCN owns a 46.5% limited partnership interest and 1.0% general partnership interest.

         DTE is a holding company which provides, through its subsidiaries, electric utility services and other energy-related products and services in Michigan. Detroit Edison, the Company's principal operating subsidiary, is an electric utility incorporated under the laws of the Michigan. Detroit Edison is engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square-mile area in southeastern Michigan. Detroit Edison's service area includes about 13% of Michigan's total land area and about half of the state's population (approximately five million people). Detroit Edison's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters. DTE and Detroit Edison are engaged in numerous non-utility businesses, as well as certain other utility businesses that are not jurisdictional under the Act, through various subsidiaries. For the nine months ended September 30, 1999, DTE's operating revenues on a consolidated basis were approximately $3.6 billion, of which approximately $486 million were attributable to non-utility activities. Total assets of DTE and its subsidiaries as of September 30, 1999 were approximately $12.3 billion, of which approximately $7.065 billion consisted of net electric plant and equipment.




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         MCN is an integrated energy holding company primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation and energy marketing. MCN is organized under the laws of the state of Michigan and claims its exemption from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) under
Section 3(a)(1) of the Act pursuant to Rule 2. Through its subsidiaries, MCN operates the largest natural gas distribution and intrastate transmission system in Michigan and provides natural gas service in the state. It also has extensive diversified energy holdings through various subsidiaries, including interests in a number of electric generating facilities. For the twelve months ended September 30, 1999, MCN's operating revenues on a consolidated basis were approximately $2.3 billion, of which approximately $1.1 billion were attributable to utility activities. Consolidated assets of MCN and its subsidiaries as of September 30, 1999 were more than $4.0 billion, of which approximately $1.5 billion consisted of net gas utility plant and equipment.

         MCN's regulated utility operations are operated by its Gas Distribution business segment and consist of three natural gas utility subsidiaries. MichCon is MCN's principal utility subsidiary. A natural gas distribution and transmission company serving approximately 1.2 million customers in more than 500 communities throughout Michigan, MichCon owns integrated distribution, transmission, production and storage properties and facilities. As of December 31, 1998, MichCon's distribution system included 16,722 miles of distribution mains, 1,083,607 service lines and 1,202,722 active meters. It owns 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production, have a total rated capacity of 28,500 horsepower and 2,285 horsepower, respectively. Properties relating to four underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf consist principally of 297 gas storage wells (61 of which are observation wells), approximately 105 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 69,000 horsepower. For the twelve months ended September 30, 1999, MichCon's operating revenues and income were approximately $1.1 billion and $109 million, respectively. As of September 30, 1999, MichCon's assets were valued at $2.2 billion.

         Citizens is a public utility engaged in the distribution of natural gas, also in Michigan. Citizens' was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 15,000 residential, commercial and industrial customers in and around Adrian, Michigan. For the twelve months ended September 30, 1999, Citizens' operating revenues and income were approximately $16.2 million and $1.7 million, respectively. As of September 30, 1999, Citizens' assets were valued at $23.3 million.

         SMGC is a public utility engaged in the distribution of natural gas. SMGC was organized in 1996 and with its predecessors, has been in business since 1995. SMGC serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri. SMGC conducts all of its business in the state of Missouri. For the twelve months ended September 30, 1999, SMGC's operating revenues were approximately $5.7 million and its net income losses were



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approximately $2.4 million. As of September 30, 1999, SMGC's assets were valued at $49.1 million.

         The Application/Declaration states that the Merger will create a fully integrated electric and natural gas company with a strong regional energy infrastructure and competitive operations spanning the energy value chain. By combining DTE's experience in power plant operations, coal management and marketing with MCN's experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas, and electricity in the region and to compete more effectively in the development of new power plants and distributed generation. DTE and MCN believe this will generate significant opportunities to deliver greater value to shareholders.

         The Merger Agreement provides that, as soon as practicable following the satisfaction or waiver of the conditions to each party's obligation to consummate the Merger, MCN will be merged with and into Merger Sub, the separate corporate existence of MCN will cease, and Merger Sub will continue as the surviving corporation in the merger, operating as a wholly-owned subsidiary of DTE.

         As is described in detail in the Merger Agreement, each share of MCN Common Stock, including the associated right to purchase Series A Junior Participating Preferred Stock, outstanding prior to the merger will be converted into the right to receive either $28.50 in cash or .775 shares of DTE Common Stock, which had a closing price of $37 per share on October 4, 1999, the last trading day prior to the announcement of the merger, subject to allocation and proration procedures that ensure that the aggregate number of shares of MCN common stock that will be converted into cash and DTE common stock will be equal to 55% and 45%, respectively, of the total number of shares of MCN common stock outstanding immediately prior to the merger. MCN Common Stock shareholders will become DTE shareholders, and DTE will become the sole holder of all of the outstanding common stock of MCN.

         The Merger is subject to the expiration or termination of the 30-day waiting period under the HSR Act and no action having been instituted by the DOJ or the FTC that is not withdrawn, terminated or otherwise resolved prior to the effective time of the Merger. The HSR Act, and the rules and regulations thereunder, provide that certain acquisitions (including the Merger) may not be consummated until required information and materials have been furnished to the DOJ and the FTC and specified waiting periods have expired or been terminated. On November 22, 1999, DTE and MCN made their separate filings with the DOJ and the FTC. The Michigan Public Service Commission does not have jurisdiction over the Merger, but will submit a letter concurrent with the filing of this Application/Declaration indicating that it does not oppose it.

         DTE states that following consummation of the Merger, it and each of its subsidiaries will be entitled to an exemption from all provisions of the Act except section 9(a)(2) because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the state of Michigan.



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         For the Commission, by the Division of Investment Management, pursuant to delegated authority.






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